Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed their joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone:
972-701-7524, Fax: 972-701-7737.


PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

FOR IMMEDIATE RELEASE


                    GLOBAL MARINE AND SANTA FE INTERNATIONAL
                           OBTAIN UK MERGER CLEARANCE

        Houston and Dallas, TX. - October 18, 2001 - Global Marine Inc. (NYSE:
GLM) and Santa Fe International Corporation (NYSE: SDC) announced today that they have obtained U.K. merger clearance. The U.K. Secretary of State for Trade and Industry has decided, on the information presented before her, and in accordance with the recommendation of the Director General of Fair Trading, not to refer the proposed merger involving Global Marine and Santa Fe International to the Competition Commission under the provisions of the Fair Trading Act 1973.

Houston-based Global Marine is a major international offshore drilling contractor with one of the industry's youngest, most diversified and technologically advanced drilling fleets. The company's 33 premium mobile drilling units include jackups, semisubmersibles, and dynamically positioned ultradeepwater drillships. In addition, the company is the world's leading provider of drilling management services, including turnkey and project management.

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 31 land drilling rigs and is a provider of drilling related services to the petroleum industry.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed their joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone:
281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone: 972-701-7524, Fax: 972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.

                                      ###

Web sites: http://www.glm.com and http://www.sfdrill.com

Contacts:

For Global Marine:              For Santa Fe International:
Investors                       Investor Relations
Michael R. Dawson               Michelle Appleby
Phone: 281-596-5809             Phone: 972-701-7524

Media Contact:
Stephanie Price
Phone: 281-596-5816

Investors@glm.com               irelations@sfdrill.com